August 16, 2010

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. John Reynolds

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Re:                             Golden Growers Cooperative

Form 10, Amendment 1

Filed June 30, 2010

File No. 0-53957

Dear Mr. Reynolds:

We are writing in response to your letter dated July 15, 2010, regarding the Registration Statement as amended on Form 10/A of Golden Growers Cooperative (the “Cooperative”), filed on June 30, 2010, File Number 0-53957 (the “Registration Statement”).  To facilitate your review of our response, we are including your comments in boldface type, followed by our response and where appropriate, our revisions to the Registration Statement.  We are also attaching a marked document (the “Markup”) that shows all of our revisions as they appear in our amended Registration Statement filed as of the date hereof (the “Amended Registration Statement”) as included or referenced in our responses.

General

1.                                      We note that you indicate that the company is a non-accelerated filer not a smaller reporting company.  Please advise us how you determined that the company is not a smaller reporting company.

RESPONSE:

In response to your inquiry we have examined the various definitions and requirements to qualify as a smaller reporting company and we do not believe that the Cooperative qualifies as a smaller reporting company.  Below please find a discussion of our analysis.

112 Roberts Street North. Suite 111, Fargo, ND 58102

Rule 12b-2 defines the term “smaller reporting company” as: “An issuer that is not an investment company, an asset-backed issuer …,” or “A majority-owned subsidiary of a parent that is not a smaller reporting company” and that “(1) had a public float of less than $75,000,000 as of the last business day of its most recently completed second fiscal quarter computed by multiplying the aggregate worldwide number of shares of its voting and nonvoting common equity held by its non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, and the principal market for the common equity, or … (3) in the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero, had revenues of less than $50,000,000 during the most recently completed fiscal year for which the audited financial statements are available.”  Item (4)(iii) of Rule 12b-2 states: “Once an issuer fails to qualify for smaller reporting company status, it will remain unqualified unless it is determined that its public float, as calculated in accordance with paragraph (f)(1) of this definition, was less than $50,000,000 as of the last business day of its second fiscal quarter . . .” or “if that calculation results in zero because the issuer had no public equity outstanding or no market price for its equity existed, if the issuers had annual revenues of less than $40,000,000 during the previous fiscal year.”

We make reference to these multiple definitions of a smaller reporting company because the Cooperative does not have a public float.  The nature of the Cooperative is such that its units are not and will not be listed on a market nor will any public equity be issued and outstanding.  Because the Cooperative does not have a public float, it is difficult for it to qualify as a smaller reporting company.  As indicated in the financial statements of the Cooperative, the revenue of the Cooperative is an amount equal to what Cargill pays the Cooperative’s members for their corn.  Currently, the Cooperative’s members annually deliver 15,490,480 bushels of corn to Cargill.  Calculating revenue for the Cooperative is a factor of the average per-bushel price paid by Cargill each year.  Because corn is a commodity, the per bushel price fluctuates, but it generally fluctuates such that it pushes the Cooperative’s revenue over $40,000,000 or $50,000,000 for any given year.  The annualized per bushel price of corn would have to fall below $3.23 to meet the $50,000,000 test or $2.59 to meet the $40,000,000 test.  Generally, the per bushel price for corn is $3.50.

As indicated above, the Cooperative’s revenues will fluctuate year-to-year based on the per-bushel price of corn.  This fluctuation in revenues could result in the Cooperative moving in and out of the definition of a smaller reporting company on an annual basis.  Further to this discussion Cooperative has determined that it is currently a non-accelerated filer since its annual revenues for 2009 were in excess of $50,000,000.

Item 1. Business
Business Operations, page 4

2.                                      We note that you have revised your arrangement with your members and Cargill effective January 1, 2010, based on disclosure on page F-7.  Please clarify that your disclosure relates to periods after January 1, 2010, and that arrangements prior to that date were different.

RESPONSE:

Yes, our disclosure relates to periods after January 1, 2010 and the contractual arrangements prior to that date as well as August 31, 2009 were different.  Our financial statements discuss both our historic financial performance as well as our financial performance starting as of January 1, 2010, so the financial statements include both a past discussion of the arrangement between our members and Cargill as well as a going-forward discussion.  The contractual arrangement prior to our reorganization effective September 30, 2009 is not relevant going forward so we did not include a discussion of that arrangement in our disclosure.  In addition, including such a discussion may confuse our members since that contractual arrangement is no longer applicable to them and their relations with Cargill.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Three Months Ended March 31, 2010 and March 31, 2009
Revenues, page 12

3.                                      Please revise your discussion of net corn (expense) and income from ProGold to describe and quantify the underlying variances between each period.  For example, you should clarify how much in corn revenues/expenses were generated from the Method A incentive payment and the Method B agency fee, respectively.  Your analysis should not merely recite information presented in your statement of operations.

RESPONSE:

Included in our Amended Registration Statement for the periods ended June 30, 2010 and 2009 please find a revised discussion of the net corn expense and income which includes the requested clarification regarding the revenues and expenses generated during each quarter from the Method A incentive payment and the Method B agency fees, respectively.  Below is a portion of Amended Registration Statement that shows the changes we have made in the Amended Registration Statement as well as the disclosure we are including in our Quarterly Report filed on Form 10-Q:

“Revenues.  The Cooperative can derive revenue from two sources:  our operations related to facilitating the delivery of our members’ corn, or from the income derived from our ownership interest in ProGold.  Our corn delivery operations ~~are intentionally designed to be~~generate revenue to the Cooperative equal to the price Cargill pays to our growers for their corn.  The Cooperative recognizes expense equal to this same amount which results in our corn delivery operations being essentially revenue neutral to the Cooperative~~. During the three months periods ended March 31,~~ except for revenue from our Method B agency fee and expenses related to our Method A incentive payments and our service fee paid to Cargill.  During the six month period ended June 30 2010, our members delivered to Cargill for processing at the facility 2,840,019 bushels of corn using Method A and 5,529,763 bushels of corn using Method B resulting in incentive fee expense of $142,001 and agency fee income of $110,595 for this period.  The Cooperative did not pay an incentive fee for Method A delivery prior to its reorganization into a 308B cooperative association effective September 1, 2009 and all deliveries between September 1, 2009 and December 31, 2009 were deemed to be delivered via Method B with the agency fee waived.  During the six month periods ended June 30, 2010 and 2009, we recognized ~~net corn~~ expense of $~~0~~46,000 and $~~20,000,~~40,000, respectively, in connection with costs incurred to Cargill in connection with our corn delivery operation.  For the six month periods ended June 30, 2010 and June 30, 2009 we recognized corn revenue of $10,009,153 and $12,624,195, with corn expense of $10,086,559 and $12,664,l95 for the same periods.”

The Cooperative derived income from ProGold for the ~~three~~six month period ended ~~March 31,~~June 30, 2010, of $~~1,560,000~~3,259,000 an increase of $~~372,000~~440,000 or ~~31~~16% as compared to the ~~three~~six month period ended ~~March 31,~~June 30, 2009.

Liquidity and Capital Resources, page 14

4.                                      We reviewed your response to our prior comment 7 and your tabular disclosure of contractual obligations.  In order to provide an investor with a better understanding of your contractual obligations, revise to include a footnote to your table to describe the nature of such purchase obligations.

RESPONSE:

We have included the revised the footnotes in our tabular disclosure on Page 14 as follows:

			One to
		Less than	Three	Four to	After Five
	Total	One Year	Years	Five Years	Years
Purchase Obligations (1)	782,000	46,000	276,000	184,000	276,000
Operating Lease Obligations (2)	45,000	4,350	22,200	18,450	0

Total Contractual Obligations	$827,000	$50,350	$298,200	$202,450	$276,000

(1) Includes payments due under the Cargill Grain Services Agreement that terminates December 31, 2017.

(2) Lease terminates on June 30, 2015

Item 5.  Directors and Executive Officers, page 17

5.                                      Please revise your disclosure to address how the Chairman, 1st Vice Chairman, 2nd Vice Chairman and Secretary are selected.  Advise us of the basis for your determination that the disclosure required by Item 401(e)(1) of Regulation S-K is not required for the Chairman, 1st Vice Chairman and 2nd Vice Chairman.  We may have further comment.

RESPONSE:

Please find in our Amended Registration Statement the following description regarding how the chairman, first vice chairman, second vice chairman and secretary are selected:

“Our board officers consist of a Chairman, First Vice Chairman, Second Vice Chairman and Secretary of the board.  These board offices are populated by members of the board who are elected by and at the discretion of the Board of Directors.  Each of these individual’s experience, qualifications, attributes or skills to serve in their capacity as a board officer is determined by the members of the Board of Directors who are voting to place these individuals in these offices.  The Cooperative is not part of any conclusions that are made by the Board of Directors with respect to these individuals’ ability to serve in these board office positions.”

You requested that we advise you as to the basis of our determination that the disclosure required under Item 401(e)(1) of regulation S-K is not required for the above discussed board offices.  Based on the structure of our Cooperative, each member of the Board of Directors makes these determinations and the Cooperative does not participate in any of the analysis or determinations contemplated under item 401(e)(1) of Regulation S-K.  If your concern is that we provide disclosure relating to the level of an individual board member’s professional competence to serve as either chairman, vice chairman or board secretary, we are of the position that such a determination is not made by the Cooperative and is in the purview of the individual members of the Board of Directors.  We have attempted to provide all of the information requested and required under Item 401(e)(1) of Regulation S-K but the structure of our Cooperative and our Board of Directors does not necessarily correspond with the structural concerns outlined or contemplated under Item 401(e)(1) of Regulation S-K.

Item 7.  Certain Relationships and Related Transactions, Director Independence, page 22

6.                                      We have reviewed your response to prior comment number 15 of our letter dated May 27, 2010.  In it, you refer to the New York Stock Exchange definition of independent director.  Please include in the disclosure the definition to which you refer.

RESPONSE:

Section 303A.02 of the New York Stock Exchange Listed Company Manual provides the following definition of an independent director:

“In order to tighten the definition of ‘Independent Director’ for purpose of these standards:  (a) No director qualifies as ‘Independent’ unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with a company).  (b) In addition, a director is not independent if:  (i) The director is, or has been within the last 3 years, an employee of the listed company or immediate family member is, or has been within the last 3 years, an executive officer, of the listed company.  (ii) The director has received, or has an immediate family member who has received, during any 12-month period within the last 3 years, more than $120,000 in direct compensation from the listed company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).  (iii)(A) The director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audits; or (D) the director or an immediate family member was, within the last 3 years, a partner or employee of such a firm and personally worked on the listed company’s audit within that timeframe.  (iv) The Director or an immediate family member is, or has been within the last 3 years, employed as an executive officer of another company or any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.  (v) The Director is a current employee, or an immediate family member or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last 3 fiscal years, exceeds the greater of $1,000,000 or 2% of such company’s consolidated gross revenues.  In addition, references to the “listed company” or “company” include any parent or subsidiary in a consolidated group with the listed company or such other company as is relevant in determination under the independent standards set forth in this Section 303A.02(b).”

We are assuming your request is for us to add the specific definitional reference to our disclosure and not the text of the definition. To that end we have revised our disclosure in our Amended Registration Statement as follows:

“Because all of our members have a financial relationship with the Cooperative as well as a relationship that may be material to the member, the Board has elected to determine our directors’ independence ~~using~~based on the definition of an independent director found in Section 303A.02 of the New York Stock Exchange~~’s (NYSE) definition of independence~~ Listed Company Manual except that the Board ~~disregards~~has determined to disregard membership in the Cooperative when it consider issues of material relationships with the Cooperative and the receipt of direct compensation in excess of $120,000 paid by the Cooperative to a member in the form of allocations and distributions of the Cooperative’s income.”

Financial Statements
General

7.                                      We reviewed your response to our prior comment 20.  Your response did not address our comment, thus the comment will be reissued.  We reviewed your 2008 annual report previously included on your website, www.goldengrowers.com, and noted material differences between your prior year financial information presented therein and your prior year information included in this amended Form 10.  Specifically, we note changes were made to the Balance Sheet, Statement of Cash Flows and Statement of Changes in Members’ Equity.  For example, you included a 2008 investment in US BioEnergy in your financial statements included on your website, but no such investment was included in your financial statements in your amended Form 10.  Please tell us about the nature of these changes, reconcile them to your current financial statements and tell us how you considered FASB ASC 250-10-45 in your analysis.

RESPONSE:

A preliminary draft version of the Cooperative’s 2008 Annual Report to its members was inadvertently posted on the website by the Cooperative instead of the final 2009 Annual Report.  Some time after the filing of our Form 10 the final 2009 Annual Report was posted to the website without the mistake being discovered.  The inadvertent posting of the wrong draft document instead of the correct report was not discovered until you brought it to our attention.  As discussed during our telephone call, the document that was posted was not the final 2008 Annual Report that was sent to our members.  It was a preliminary draft that had not been revised or audited.  Attached to this correspondence is a scanned copy of the actual 2008 Annual Report that was mailed to our members in November 2008.

Notes to Financial Statements
Note 1- Nature of Operations, F-6

8.                                      For the period from September 1, 2008 through December 31, 2008, we note you presented net corn (expense) of $0 here, whereas in your discussion of your results of operations for this period on page 13, you indicate this amount was $21,000.  Please reconcile this apparently inconsistency.

RESPONSE:

We have corrected Note 1 to our financial statements to include the appropriate amount for the period from September 1, 2008 through December 31, 2008.  Please find the amended information from our Amended Registration Statement.

“The following unaudited information (in thousands) of the Cooperative is for the period September 1, 2008 through December 31, 2008.

Net Corn (Expense)	$(21)
Net Income from ProGold Limited Liability Company	$2,187
Income from Continuing Operations	$1,935
Income Taxes	$0
Net Income	$1,982
Earnings per Share-Primary and Fully Diluted	$.13	”

Note 2- Summary of Significant Accounting Policies
Revenue Recognition, F-7

9.                                      We reviewed your response to our prior comment 24, noting you recognized corn revenue based on what Cargill, your agent, paid your members for their corn and that corn expense was determined by the Board.  It appears from your disclosure throughout your registration statement that total corn expense would be the amount paid to your members by Cargill plus the costs incurred by you in connection with Cargill’s corn procurement services.  If Board approval is related solely to the latter of those costs (i.e., the procurement were not charge to members in 2009, 2008 and 2007), please revise to clarify your disclosure accordingly.  On the other hand, if the Board determines all of the corn expense to be recognized, please revise your disclosure to clarify this point and tell us when such determination is made each year.

RESPONSE:

You are correct that total corn expense is the amount paid to our members by Cargill plus the cost incurred by the Cooperative in connection with this corn procurement service.  No board approval is required for either of these expenses except the board did approve the contract with Cargill, which sets forth the corn procurement services and the amount paid for such services.  We have revised our disclosure to clarify the point set forth above.  Below please see the marked disclosure that we are providing on our Amended Registration Statement:

“Revenue Recognition — The Cooperative recognizes corn revenue in the amount equal to what Cargill~~,~~ pays ~~Golden Growers~~  the Cooperative’s members for corn. The Cooperative recognize~~s~~d corn expense based upon the amount determined by the Cooperative’s board of directors to be paid to its members.  The difference between corn revenue and corn expense is reflected as Net Corn Expense in the accompanying statements of operations.  During 2009, 2008, and 2007 the ~~amount~~board determined ~~by the board as~~that the corn ~~expense~~procurement cost was equal to the amount paid by Cargill~~. The Cooperative recognizes corn expense for costs incurred~~ to the Cooperative for corn resulting in Net Corn Expense in the accompanying statements of operations for each year. Additionally, the Cooperative recognized corn expense for fees paid to Cargill in connection with corn procurement services.

Starting on January 1, 2010, the board will no longer determine the corn ~~expense~~procurement costs.  The Cooperative’s members are contractually obligated to annually deliver corn to the Cooperative by either Method A or Method B, or a combination of both.  Under Method A, a member is required to physically deliver corn to the cooperative and under Method B, a member appoints the cooperative as its agent to arrange for the acquisition and delivery of corn on the member’s behalf.  For an annual fee of $92,000, paid quarterly, the Cooperative contractually appoints Cargill as its agent to arrange for the delivery of the corn by its members who elect to deliver corn using Method A and to acquire corn on its behalf for its members who elect to deliver corn using Method B.  The price per bushel paid to the member who elects to deliver corn using Method B is equal to the price per bushel paid by Cargill to acquire the corn as the Cooperative’s agent.  ~~Cargill pays members~~Members who deliver corn under Method A are paid the market price or contracted price for their corn at the time of delivery.  The Cooperative pays members who deliver corn under Method A an incentive payment of $.05 per bushel while members who elect Method B to deliver corn pay the Cooperative a $.02 per bushel agency fee for the cost of having the Cooperative deliver corn on their behalf.  The board has the discretion to change the incentive fee and the agency fee based on the Cooperative’s corn delivery needs.  ~~The~~Taken together, the incentive fee and agency fee ~~are a component~~will determine of Net Corn Expense of the Cooperative.

With respect to all Method A corn that is delivered, Cargill pays the aggregate purchase price for corn purchased from the Cooperative’s members to the Cooperative, and then, on the Cooperative’s behalf, makes individual payments for corn directly to its members.  If a Method A member fails to fully satisfy the corn delivery requirement, Cargill purchases replacement corn for which the Cooperative reimburses Cargill the amount by which the underlying contracted corn price is less than the price of buying the replacement corn that was due on the delivery date.  The Method A member who fails to deliver corn is then invoiced by the Cooperative for the price of the corn.

Based on ~~what~~the volume of corn that is to be delivered by its members using Method A, Cargill then purchases the remainder of the corn to be delivered by the Cooperative on behalf of its Method B delivering members.  Because Cargill purchases the corn on the Cooperative’s behalf for Method B delivering members, the purchase price for the corn that would be paid to the Cooperative’s members if they actually delivered the corn offsets against the payment to be made by the Cooperative to Cargill for the cost to purchase the corn, thus no payment is made from Cargill to the Cooperative for corn delivered using Method B and it is no longer a factor in the calculation of Net Corn Expense.”

10.                               In connection with the comment above, please tell us if there is a relationship between the Board’s determination of corn expense as described herein and the Board’s determination of distributions to members as disclosed on page 26.

RESPONSE:

There is no relationship between any determination of corn expense and the Board’s determination with respect to distributions to members set forth on Page 26.  The Board’s determination described on Page 26 of our Registration Statement is a result of our Cooperative’s structure as a limited liability company and has nothing to do with the operations of the business.

Note 6- Employee Benefit Plans, F-10

11.                               We reviewed your response to our prior comment 27, noting your assertion that your pension plan is considered immaterial to the financial statements and, as a result, disclosures required by FASB ASC 715 are not provided.  Please provide us with the analysis you performed to conclude your pension plan is immaterial and include a discussion of the total pension liability and the pension’s funded status.

RESPONSE:

The Cooperative routinely analyzes financial information and transactions for disclosure in the Cooperative’s financial statements.  The Cooperative considers both quantitative and qualitative aspects in performing these analyses. The Cooperative is conservative by nature in its financial reporting approach with management and the Board of Directors working closely on key issues that arise and actively communicating with the members regarding important issues affecting the Cooperative.  The Cooperative consults routinely with legal and accounting professionals regarding significant transactions and regarding application of legal and accounting matters. The Cooperative determines its approach to these matters based on these consultations.

For financial reporting matters, the Cooperative assesses the material nature of items based on the quantitative and qualitative significance to the reader of the financial statements. Quantitatively, the Cooperative determines significance based on the total assets of the Cooperative.  Generally, the Cooperative considers items exceeding 1% of total assets to be significant.  This benchmark, which is approximately $500,000, is consistent with the commonly used materiality guidelines established by Practitioners Publishing Company, a widely used and accepted provider of audit resource materials used by independent certified public accountants. The Cooperative has consulted with outside legal and accounting advisors along with its independent certified public accountant in determining this quantitative benchmark.

Qualitatively, the Cooperative considers the facts and circumstances of individual transactions or events and the relative importance of these transactions or events to the readers of the financial statements. The Cooperative’s Board of Directors consists of active members of the Cooperative, and management communicates closely with the Board regarding matters that arise. The Board of Directors regularly hears from members on issues, and through this interaction the Board is able to determine the general sentiments of the Cooperative’s members. Through this interaction, management is able to get a sense for the relative importance to the membership of transactions and events. The Cooperative considers the relative importance to a member or potential investor to their decision making process in determining qualitative significance.

As indicated within the Registration Statement, the Cooperative’s defined benefit plan has only two eligible members. The Cooperative, together with its outside legal and accounting advisors, monitors the status of the pension plan, changes within the Cooperative, changes in the market and ongoing financial reporting requirements that might impact the plan and the Cooperative.  The Cooperative has met all of its pension funding requirements as determined by the plan administrator and its actuaries. The assumptions used by the plan administrator and its actuaries in determining funding obligations and the pension liability are reviewed regularly by the Cooperative and its advisors. The Cooperative and the plan administrator have been conservative in determining the assumptions used. Total plan assets were $245,933 and $229,361 as of August 31, 2009 and 2008. Due to market conditions, the fair value of the plan assets declined in 2009 and 2008, which resulted in a pension liability of $92,829 and $11,730 as of August 31, 2009 and 2008 respectively. Prior to 2008, the Cooperative did not have a pension liability as the fair value of plan assets exceeded the accumulated pension obligation. The present situation resulting in the pension liability is considered temporary by the Cooperative. The Cooperative and the Board of Directors has evaluated the scope of the plan, the dollar amount of plan assets and the dollar amount of the pension liability and determined that the plan and related disclosures are presently not significant to the financial statements. This determination has been made considering both the quantitative and qualitative factors discussed earlier. The dollar amount of the plan assets and the present pension liability are both below 1% of total assets, approximately $500,000, which is quantitatively not significant. The Cooperative considered the potential for further declines in the fair value of plan assets and a potential related increase in the pension liability in determining financial statement disclosures. The present financial impact to the Cooperative should the entire amount of plan assets become worthless is not significant based on the quantitative guidelines the Cooperative uses. The Cooperative does not anticipate any significant changes in its operations, number of eligible employees, employee earnings or assumptions used in determining plan funding obligations. The anticipated lack of changes to these qualitative factors supports the Cooperative’s determination that the pension plan and the related disclosures are not significant.

12.                               In connection with the comment above, we note in your response to our prior comment 27 that your pension plan applies to only one eligible participant, yet in your updated disclosure you have indicated that the pension plan relates to two employees.  Please reconcile this apparent inconsistency.

RESPONSE:

Two employees are eligible to participate in the pension plan.  We have reconciled any inconsistencies in our Amended Registration Statement to reflect this fact.

* * *

We believe our responses contained herein adequately address your questions.  Please feel free to call me at (701) 281-0468 or our counsel, Kimberly Lowe at (612) 492-7324, if you require additional information or clarification of our responses.

Very truly yours,

/s/ Mark Dillon

Mark Dillon
Executive Vice President

cc:           Kimberly A Lowe

Daniel Mott